News Release 19-23

November 5, 2019

SSR MINING REPORTS THIRD QUARTER 2019 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the third quarter ended September 30, 2019.

Paul Benson, President and CEO said, "We delivered another strong quarter, with increased production at lower cash costs, which positions us well to meet or exceed guidance for the eighth consecutive year. Our strong operating performance resulted in improved margins, earnings, operating cash flow and free cash flow. Notably, we have an incredibly strong financial position with over half a billion dollars in cash and marketable securities.”

Third Quarter 2019 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Strong financial performance: Reported positive income from mine operations at all operations totaling $51.9 million, net income of $18.1 million and adjusted attributable net income of $28.4 million, or $0.23 per share. (1)

▪	On track for higher annual gold equivalent production: Achieved quarterly consolidated production of 104,775 gold equivalent ounces at cash costs of $759 per payable ounce of gold sold. (1)

▪
Record production and cash costs at the Seabee Gold Operation: Produced a record 32,345 ounces of gold at record low cash costs of $373 per payable ounce of gold sold under SSR Mining management. (1) Achieved higher gold recovery of 98.8% and gold grade of 12.4 g/t, quarterly records for the operation under our ownership.

▪
Strong operating performance at the Marigold mine: Produced 52,968 ounces of gold at lower cash costs of $822 per payable ounce of gold sold. Stacked 6.4 million tonnes of ore at a higher quarterly gold grade of 0.51 g/t. (1) Total material mined was over 19 million tonnes, continuing to demonstrate strong and efficient operating practices.

▪
Improved production at Puna Operations: Increased silver mill feed grade and recovery led to 1.7 million ounces of silver production at cash costs of $14.22 per payable ounce of silver sold. (1) Ore mined was significantly higher than ore milled, increasing the stockpile in advance of the rainy season.

▪	Exploration success at Marigold's Red Dot deposit: We expect to extend the current Marigold life of mine plan into the early 2030s with Red Dot phases 1, 2 and 3.

▪	Maintained strong balance sheet and liquidity: Increased cash balance to $474 million and total liquidity of approximately $526 million including our marketable securities.

▪
Consolidated 100% ownership in Puna Operations: Completed acquisition of the remaining 25% interest in Puna Operations leading to an immediate increase in silver production profile and improved operational flexibility.

▪	Exercised equity participation right in SilverCrest Metals financing: Maintaining our 9.8% interest and exposure to the high grade Las Chispas project.

▪
Marigold mine EIS permit received: Subsequent to September 30, 2019, Marigold received a positive Record of Decision on its Environmental Impact Statement ("EIS"). The receipt of the EIS permits the expansion of mining, including Red Dot and its associated facilities.

(1)
We report the non-GAAP financial measures of adjusted net income and cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. Please see “Cautionary Note Regarding Non-GAAP Measures”.

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Marigold mine, U.S.

	Three months ended
Operating data	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total material mined (kt)	19,033	19,254	17,295	17,039	21,284
Waste removed (kt)	12,676	12,185	11,767	11,361	14,411
Total ore stacked (kt)	6,357	7,070	5,528	5,679	6,873
Gold stacked grade (g/t)	0.51	0.38	0.34	0.34	0.32
Gold recovery (%)	77.0	75.0	73.0	72.9	72.3
Strip ratio	2.0	1.7	2.1	2.0	2.1

Mining cost ($/t mined)	1.73	1.65	1.73	1.86	1.51
Processing cost ($/t processed)	1.17	1.01	1.20	1.27	1.12
General and administrative costs ($/t processed)	0.54	0.47	0.54	0.51	0.50

Gold produced (oz)	52,968	54,922	53,151	54,306	58,459
Gold sold (oz)	50,650	59,702	55,517	50,550	59,612

Realized gold price ($/oz) (1)	1,481	1,309	1,303	1,227	1,207

Cash costs ($/oz) (1)	822	835	812	760	711
AISC ($/oz) (1)	1,104	986	930	963	927

Financial data ($000s)
Revenue	74,820	78,039	72,263	61,861	71,848
Income from mine operations	22,064	13,939	12,981	9,977	13,254
Capital expenditures (2)	10,496	6,924	3,167	8,328	25,461
Capitalized stripping	2,031	871	2,293	1,208	2,529
Exploration expenditures (3)	1,990	2,452	3,653	2,096	2,956

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes expansionary capital expenditure of $16 million in the third quarter of 2018. Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the third quarter of 2019, the Marigold mine produced 52,968 ounces of gold, a 4% decrease from the second quarter of 2019, as ores were stacked higher up on the leach pad to allow for the appropriate leach cycle on ores previously stacked at lower elevations. Gold sales for the third quarter totaled 50,650 ounces, 15% lower than the previous quarter, due to lower gold production and a significant inventory drawdown in the second quarter of 2019.

During the third quarter of 2019, 19.0 million tonnes of material were mined, in line with the second quarter of 2019. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a grade of 0.51 g/t gold in the quarter. This compares to 7.1 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.38 g/t in the second quarter of 2019. The gold grade to the leach

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pads was 34% higher compared to the prior quarter, consistent with plan, as we mined higher grade ore in the current phase of the Mackay pit.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs of $822 per payable ounce of gold sold in the third quarter of 2019 were 2% lower than the previous quarter. This was primarily due to more ounces stacked in the quarter due to higher grade combined with an increase in deferred stripping in the third quarter compared to the second quarter, offset partially by lower gold ounces sold. Total mining costs of $1.73 per tonne in the third quarter of 2019 were 5% higher than in the previous quarter primarily due to higher tire and fuel operating costs in the haul fleet. Processing and general and administrative unit costs were 16% and 15% higher, respectively, in the third quarter of 2019 than in the second quarter, due to fewer tonnes stacked while total spend remained stable.

AISC per payable ounce of gold sold increased in the third quarter of 2019 to $1,104 from $986 in the second quarter, due to higher planned sustaining capital expenditures on processing facility upgrades, leach pad expansion, deferred stripping and capitalized maintenance components.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

A total of 50,650 ounces of gold were sold at an average realized gold price of $1,481 per ounce during the third quarter of 2019, a decrease of 15% from the 59,702 ounces of gold sold at an average realized gold price of $1,309 per ounce during the second quarter of 2019. The decrease in ounces sold was primarily due to a build-up of inventory available for sale compared to the prior quarter.

Permitting

On October 30, 2019, Marigold received a positive Record of Decision (“ROD”) from the Bureau of Land Management regarding the new Marigold environmental impact statement. The receipt of the ROD permits mining of the Mackay open pit mineral resource complex including Red Dot and associated features such as leach pads and dumps. Further permitting will be required to mine Mineral Reserves and Resources at Valmy, Trenton Canyon and Buffalo Valley.

Exploration

The main focus of our 2019 exploration program at Marigold has been to increase Red Dot Mineral Reserves. In addition, we have continued exploration drilling for additional Mineral Resources north and south of Red Dot, in the Mackay pit and at Valmy, Crossfire and East Basalt areas. During the third quarter of 2019, we completed a total of 51 reverse circulation drillholes for 17,000 meters on these targets.

During 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves at Red Dot. In the third quarter of 2019, we

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completed preliminary pit designs and related economic evaluations at Red Dot. These evaluations were completed with strict economic return and investment thresholds and were based on current assumptions, which include a gold price of $1,250 per ounce. Based on the results of these evaluations, Red Dot is anticipated to extend the Marigold mine life into the early 2030s, without requiring expansion of the haul fleet or the associated expansion capital.

Also, at Marigold, infill drill results for the Mackay pit and the North and South Red Dot areas are expected to add to Mineral Reserves and Mineral Resources at year-end 2019. Additional information regarding our Marigold exploration program was published in our news release dated July 30, 2019 (which, for greater certainty, is not incorporated by reference herein).

Exploration and permitting activities are scheduled through the fourth quarter of 2019 at the Mackay pit, North and South Red Dot, Valmy, East Basalt, and the newly acquired Trenton Canyon areas, aimed at extending known gold mineralization and discovery. During the third quarter of 2019, we began the first phase of our exploration program at the Trenton Canyon property, which is located immediately south of and adjacent to Marigold.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total ore milled (t)	77,465	88,424	90,756	86,447	88,273
Ore milled per day (t/day)	842	971	1,008	940	959
Gold mill feed grade (g/t)	12.39	9.83	8.59	10.20	9.52
Gold recovery (%)	98.8	98.4	97.2	97.6	97.1

Mining costs ($/t mined)	61	53	52	57	48
Processing costs ($/t processed)	28	35	28	26	26
General and administrative costs ($/t processed)	59	50	53	63	47

Gold produced (oz)	32,345	26,539	31,183	20,473	27,831
Gold sold (oz)	28,278	24,276	27,999	21,711	29,175

Realized gold price ($/oz) (1)	1,480	1,329	1,302	1,236	1,210

Cash costs ($/oz) (1)	373	526	467	502	447
AISC ($/oz) (1)	715	828	947	728	591

Financial data ($000s)
Revenue	41,331	32,237	36,431	26,890	35,270
Income from mine operations	22,134	11,762	13,672	7,347	11,061
Capital expenditures	5,406	3,358	8,772	625	968
Capitalized development	3,352	3,345	3,379	2,910	1,812
Exploration expenditures (2)	2,131	2,257	3,172	1,661	2,860

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 32,345 ounces of gold in the third quarter of 2019, a 22% increase from the second quarter, mainly due to higher mill feed head grade and the sale of 1,244 ounces as a result of sludge, fines and cathodes recovered during the third quarter of 2019. Gold sales totaled 28,278 ounces for the third quarter of 2019, an increase of 17% from the second quarter.

The mill achieved an average throughput of 842 tonnes per day over the third quarter, a 13% decline compared to the previous quarter largely due to a power outage caused by electrical transformer damage resulting from lightning strikes. Gold mill feed grade was 12.39 g/t, 25% higher compared to the second quarter due to the mining of higher grade stopes. Gold recovery for the third quarter was 98.8%, in-line with the second quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold were $373 in the third quarter of 2019, lower than the $526 in the second quarter of 2019. Lower cash costs per payable ounce sold were primarily the result of producing and selling more ounces due to higher grades. Total mining costs were $61 per tonne in the third quarter of 2019, higher than the previous quarter, resulting from reduced tonnage from the mine partially due to a power outage caused by lightning strikes discussed above. Processing unit costs decreased by 20% in the third quarter of 2019 compared to the second quarter of 2019, but consistent with the first quarter of 2019. The reclassification of certain costs incurred in the first half of the year to capital costs in the third quarter of 2019 impacted processing costs. General and administrative costs per tonne increased by 18% in the third quarter of 2019 compared to the second quarter of 2019, mainly due to an increase in insurance premiums.

AISC per payable ounce of gold sold were $715 in the third quarter of 2019, 14% lower than the $828 in the second quarter of 2019. This decrease was primarily due to lower cash costs and an increase in payable ounces sold for the quarter, offset by higher capital expenditures due mainly to the Tailings Management Facility expansion.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

A total of 28,278 ounces of gold were sold at an average realized gold price of $1,480 per ounce during the third quarter of 2019, compared to 24,276 ounces of gold sold in the second quarter of 2019, at an average realized gold price of $1,329 per ounce of gold. Gold sales by volume for the third quarter were 16% higher than the second quarter primarily due to higher production as a result of higher gold grades.

Exploration

In 2019, the Seabee Gold Operation planned 45,000 meters of underground drilling and 15,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. During the third quarter of 2019, close to the Santoy mine area, we completed 13,732 meters of underground drilling in 46 reported drillholes. Our underground drill activities focused mainly on Santoy Gap hanging wall ("Gap HW") with a smaller number of holes completed on the Santoy Gap and Santoy 8A zones. Additional information regarding our Seabee exploration program was published in our news release dated July 30, 2019 (which, for greater certainty, is not incorporated by reference herein). We anticipate that Gap HW will make a positive contribution to Mineral Resources when estimated and reported at year-end 2019.

Greenfields exploration at the Seabee Gold Operation and Fisher property intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries.

In addition, exploration field activities outside the immediate Santoy mine area began in June and continued through the third quarter of 2019. These are now complete for the season and were

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focused on Mineral Resource discovery at the Seabee Gold Operation and the Fisher project. This work comprised field programs of soil geochemistry, prospecting, trenching, and geologic mapping conducted from fly-in camps located along the Santoy shear zone. Prospecting work located numerous zones of anomalous gold mineralization in bedrock north and south of the Mac area along with a well-developed soil anomaly located 800 meters north of the Santoy mine workings that are expected to be targets for the 2020 drill campaign.

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Puna Operations, Argentina
(Amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data (1)	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total material mined (kt)	3,116	3,304	2,618	897	—
Waste removed (kt)	2,531	3,114	2,469	696	—
Strip ratio	4.3	16.3	16.5	3.5	—
Ore milled (kt)	336	313	345	342	308

Silver mill feed grade (g/t)	165	160	235	133	96
Lead mill feed grade (%)	0.81	0.71	1.07	0.92	—
Zinc mill feed grade (%)	0.60	0.46	0.46	1.14	1.25
Silver recovery (%)	93.5	92.4	91.7	81.5	69.90
Lead recovery (%)	88.1	79.4	83.6	83.1	—
Zinc recovery (%)	49.3	48.1	47.3	49.5	38.1

Mining costs ($/t mined)	2.76	2.33	2.74	2.61	—
Processing costs ($/t milled)	36.34	32.57	29.62	22.18	20.87
General and administrative costs ($/t milled)	9.24	8.27	8.02	8.16	7.98

Silver produced ('000 oz)	1,664	1,486	2,392	1,189	666
Silver sold ('000 oz)	1,505	2,679	927	932	623

Lead produced ('000 lb) (2)	5,304	3,879	6,789	2,735	372
Lead sold ('000 lb) (2)	4,119	7,652	2,977	1,059	—

Zinc produced ('000 lb) (3)	2,206	1,539	1,640	4,014	3,241
Zinc sold ('000 lb) (3)	2,030	5,757	3,218	1,983	382

Realized silver price ($/oz) (4)	17.31	14.92	15.35	14.42	15.45
Realized lead price ($/lb) (4)	0.94	0.85	0.95	0.89	—
Realized zinc price ($/lb) (4)	1.03	1.28	1.27	1.22	1.17

Cash costs ($/oz) (4)	14.22	9.80	9.94	15.02	17.41
AISC ($/oz) (4)	18.66	14.28	19.76	20.45	22.39

Financial Data ($000s)
Revenue	31,697	44,873	17,556	14,961	7,915
Income (loss) from mine operations	7,708	4,126	3,584	(788)	(2,440)
Capital expenditures (5)	3,453	3,119	1,543	3,849	2,390
Capitalized stripping	1,604	7,302	6,191	—	—
Exploration expenditures (5)	229	65	1	21	6

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

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(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(5)	Does not include exploration or development of the Chinchillas project.

Mine production

Puna Operations produced 1.7 million ounces of silver for the third quarter of 2019, 12% higher than the second quarter of 2019, mainly due to higher mill throughput and silver mill feed grade. Silver sales totaled 1.5 million for the third quarter of 2019.

During the third quarter of 2019, ore was milled at an average throughput of 3,648 tonnes per day, a 6% increase compared to the previous quarter, mainly due to improved performance of the tailings pumping system. During the month of September 2019, following a mill maintenance shutdown, ore was milled at an average throughput of 4,539 tonnes per day. Processed ore in the third quarter of 2019 contained an average silver grade of 165 g/t, a 3% increase compared to the second quarter, consistent with the mine plan and average silver reserve grade. The average silver recovery in the third quarter was 94%, in line with the previous quarter. The strip ratio during the third quarter was 4.3:1, significantly lower than 16.3:1, consistent with the mine plan.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs were $14.22 per payable ounce of silver sold in the third quarter of 2019, an increase from the $9.80 per payable ounce of silver sold in the second quarter of 2019, mainly due to lower by-product revenues in the current period and higher operating costs. In addition, fewer costs were deferred to stripping due to the significant decline in strip ratio.
AISC per payable ounce of silver sold in the third quarter of 2019 was $18.66, 31% higher than $14.28 in the second quarter of 2019. The increase in AISC was primarily due to higher cash costs for the period, combined with fewer payable ounces of silver sold at similar sustaining capital costs compared to the prior period, more than offsetting the lower deferred stripping.
During the third quarter of 2018, the Federal Government of Argentina instituted export duties on several goods, including metal concentrate exports. Effective September 3, 2018, the export of silver, lead and zinc concentrates were levied with an export duty of three Argentine pesos per one U.S. dollar of export value. Such export duty is mandated to cease at the end of 2020 and is recoverable for projects such as ours which are protected by fiscal stability agreements. These duties are being included as a component of cash costs pending successful recovery of amounts paid.
Mine sales

Although production was higher in the quarter compared to the previous quarter, sales were significantly lower compared to the second quarter as concentrate inventory that was built up during the first quarter of 2019 was sold in the second quarter. We generally target concentrate sales to align with concentrate production but, due to timing of concentrate shipments, variations will occur. Silver sales totaled 1.5 million ounces in the third quarter of 2019, a 44% decrease from the second quarter of 2019. Lead sales totaled 4.1 million pounds in the third quarter of 2019, a 46% decrease

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from the second quarter of 2019. Zinc sales totaled 2.0 million pounds in the third quarter of 2019, a 65% decrease from the second quarter of 2019.

Exploration

During the quarter, we mobilized a diamond drill to the Pirquitas property to begin drilling a 3,000 meter exploration program on the Granada target. The Granada target is the projected intersection of the north-dipping past producing historic Potosi vein and the south-dipping Cortaderas Breccia vein which hosts much of the current underground Mineral Resources at Pirquitas.

Chinchillas project, Argentina

During the third quarter of 2019, the final hand over to plant operations of the new tailings system was completed. Engineering work was performed on the tailings system to improve pumping efficiency. Infrastructure work continued in the third quarter, including completion of the diesel fuel station and water management works planned in the Chinchillas project. The project is substantially complete with certain contract close-out and hold-back costs expected to continue into the fourth quarter.

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Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2019. Please see "Cautionary Note Regarding Forward-Looking Statements."

Our production and cash costs guidance is unchanged from that reported on August 8, 2019. For the full year 2019, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations
Gold Production	oz	205,000 - 220,000	100,000 - 110,000	—
Silver Production	Moz	—	—	6.5 - 7.5
Lead Production	Mlb	—	—	20.0 - 22.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Cost per Payable Ounce Sold (1)	$/oz	780 - 800	475 - 505	9.75 - 11.25
Sustaining Capital Expenditures (2)	$M	45	25	15
Capitalized Stripping / Capitalized Development	$M	10	12	24
Exploration Expenditures (3)	$M	9	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project. Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

In 2019, we expect to produce, on a consolidated basis, 400,000 gold equivalent ounces at gold equivalent cash costs of between $710 and $760 per payable ounce sold.

At Marigold, sustaining capital expenditure guidance has been increased to $45 million reflecting the delivery of a replacement hydraulic loading unit in the fourth quarter. The loader was anticipated to be acquired in 2020, but due to favorable lead times the purchase has been advanced.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 85:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollars to one U.S. dollar.

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Consolidated Financial Summary
(presented in thousands of U.S. dollars, except for per share value)

Selected Financial Data (1)
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	$147,848	$115,033	$429,247	$316,963
Income from mine operations	51,906	21,875	111,970	60,309
Gross margin (%) (1)	35%	19%	26%	19%
Operating income	39,891	10,220	79,110	26,834
Net income	18,132	2,228	36,278	2,513
Basic attributable income per share	0.17	0.05	0.31	0.08
Adjusted attributable income before tax (1)	43,066	14,025	82,054	33,813
Adjusted attributable net income (1)	28,432	10,781	62,435	28,513
Adjusted basic attributable income per share (1)	0.23	0.09	0.51	0.24
Cash generated by operating activities	52,502	35,374	85,566	63,513
Cash used in investing activities	(29,308)	(56,021)	(108,025)	(52,903)
Cash generated by financing activities	2,572	2,449	80,804	8,613

Financial Position	September 30, 2019		December 31, 2018
Cash and cash equivalents		$474,479		$419,212
Marketable securities		51,132		29,542
Current assets		849,959		733,119
Current liabilities		213,649		83,254
Working capital (1)		636,310		649,865
Total assets		1,688,443		1,521,138

(1)
We report non-GAAP measures, including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the third quarter of 2019 increased 29% relative to the comparative quarter of 2018, mainly due to a higher realized gold price at Marigold mine and Seabee Gold Operation and higher silver ounces sold at Puna Operations, offset partially by a decrease in gold ounces sold.

Income from mine operations of $51.9 million in the third quarter of 2019 generated a gross margin of 35%, an increase from the 19% gross margin generated in the third quarter of 2018. Relative to the prior quarter, income from mine operations generated at all our operations were higher mainly due to a 22% increase in realized gold prices at the Marigold mine and Seabee Gold Operation and a 12% increase in the realized silver price at Puna Operations.

In the third quarter of 2019, we generated net income of $18.1 million, an increase compared to net income of $2.2 million in the third quarter of 2018.

Cash generated from operating activities in the third quarter of 2019 increased to $52.5 million compared to $35.4 million generated in the third quarter of 2018. All mine operations generated higher revenue driven primarily by higher realized gold and silver prices. Cash from operating activities was negatively impacted by a $9.4 million increase in non-cash working capital compared to a $7.6 million decrease in the third quarter of 2018,

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Investing activities used $29.3 million of cash in the third quarter of 2019. This included expenditures of $14.7 million on property, plant and equipment, capitalized stripping costs of $3.6 million, underground development costs of $3.4 million and $3.3 million on the Chinchillas project. In the third quarter of 2018, we invested $37.0 million in property, plant and equipment and $13.6 million on the Chinchillas project.

Cash generated from financing activities was $2.6 million in the third quarter of 2019, compared to cash generated of $2.4 million in the third quarter of 2018.

Year-to-date financial summary

Revenue for the nine months ended September 30, 2019 increased by 35% compared to the nine months ended September 30, 2018 due primarily to a 75% increase in payable ounces of silver sold at Puna Operations. In addition, payable ounces of gold sold at the Marigold mine and Seabee Gold Operation increased by 12% and 15%, respectively, at 7% higher realized gold prices.

Income from mine operations for the nine months ended September 30, 2019 of $112.0 million generated a gross margin of 26%, compared to a 19% gross margin for the nine months ended September 30, 2018, primarily due to higher realized gold and silver prices. Net income for the nine months ended September 30, 2019 was $36.3 million, compared to net income of $2.5 million for the comparative period 2018.

Cash generated by operating activities for the nine months ended September 30, 2019 increased to $85.6 million compared to $63.5 million for the nine months ended September 30, 2018.

Investing activities used $108.0 million for the nine months ended September 30, 2019 compared to using $52.9 million for the nine months ended September 30, 2018. For the nine months ended September 30, 2019, we invested $37.0 million in property, plant and equipment, $22.0 million to acquire the Trenton Canyon and Buffalo Valley properties in Nevada, $19.5 million in capitalized stripping costs and $14.2 million in the Chinchillas project. We also received $7.5 million in interest. For the nine months ended September 30, 2018, we received $63.4 million from the sale of marketable securities, which was partially offset by investing $57.2 million in property, plant and equipment, and $41.4 million on the Chinchillas project.

Cash generated by financing activities for the nine months ended September 30, 2019 increased to $80.8 million compared to $8.6 million for the nine months ended September 30, 2018. In the nine months ended September 30, 2019 we redeemed a portion of our 2013 Notes for $152.3 million and issued the 2019 Notes for net proceeds of $222.9 million. Additionally, we received proceeds from stock option exercises of $7.1 million and funding, prior to the acquisition of the non-controlling interest, from our joint venture partner of $3.7 million.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $474.5 million in cash and cash equivalents as at September 30, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes, see the

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“Capital Resources” discussion in Section 5 of our Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (“MD&A”).

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding $265 million 2.875% senior convertible notes issued in 2013 (the "2013 Notes").

On June 27, 2019, we acquired approximately 8,900 hectares contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties (the "Properties") from Newmont Goldcorp Corporation and Fairmile Gold Mining, Inc., net of a 0.5% net smelter returns royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13 million. The acquisition of the Properties increases Marigold's land position by 84%, provides an opportunity to increase gold Mineral Resources and adds multiple zones of mineralization as potential exploration targets.

On July 23, 2019, we elected to exercise our equity participation right pursuant to our agreement with SilverCrest Metals Inc. ("SilverCrest") dated November 28, 2018 to purchase up to 780,000 common shares of SilverCrest on the same terms as the bought deal offering announced by SilverCrest on July 23, 2019 (the "Offering"). On August 19, 2019, we announced the completion of the transaction to purchase 780,000 common shares of SilverCrest at a price of C$5.85 for total consideration of $3.4 million. Upon closing of the Offering, we own approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

On September 18, 2019, we closed the acquisition of the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $32.4 million (the "Transaction"). The Transaction allowed us to consolidate ownership in Puna Operations and streamlines our reporting structure, and is expected to allow for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth, with our 2019 annual silver production expected to increase to 7.0 million ounces, based on mid-point of our revised guidance. Under the terms of the Transaction, aggregate consideration consisted of the following:

▪	$2.3 million in cash;

▪	$11.4 million for the cancellation of the outstanding principal and accrued interest on the non-revolving term loan to Golden Arrow;

▪
$18.2 million in common shares of SSR Mining determined by the closing price of our common shares on the Toronto Stock Exchange on the last trading day prior to the closing date of the Transaction; and

▪	$0.5 million for the transfer to Golden Arrow of 4,285,714 of their common shares held by us.

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Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E. and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Wednesday, November 6, 2019, at 11:00 am ET.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 3729
All other callers:	+1 (412) 317-0088, replay code 3729

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

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For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; production and cost guidance; improvements to cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; future interest rates future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; expected metallurgical results and recovery rates; meeting or exceeding our production guidance for the eighth consecutive year; achieving higher annual gold equivalent production in 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves and convert Mineral Resources to Mineral Reserves at the Marigold mine and the Seabee Gold Operation, including (a) increasing Mineral Resources and Mineral Reserves at the Marigold mine at year-end 2019 and (b) increasing Mineral Resources at Santoy Gap HW at the Seabee Gold Operation at year-end 2019; our expected drill programs at the Marigold mine, the Seabee Gold Operation and Puna Operations; estimated mine life, including anticipated extension of the mine life of the Marigold mine into the early 2030s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and results of our exploration and development programs; expected timing of completion of certain contract close-out and holdback costs at the Chinchillas project; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees

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at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; inability to collect under the Loan to Golden Arrow; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their

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existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including realized metal prices, cash costs and AISC per payable ounce of precious metals sold, adjusted income before tax attributable to our shareholders, adjusted income tax expense, adjusted net income attributable to our shareholders, adjusted basic income per share attributable to our shareholders and gross margin. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP Financial Measures” in Section 8 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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